Exhibit 99.1
Rediff.com Reports Results for the Third Quarter Ended December 31, 2010
Mumbai, India, January 25, 2010,
We achieved significant growth this quarter as a result of efforts in product innovation and efficiency improvement. In our core business, better utilization and delivery of our inventory saw our advertising revenues in India grow 39%; total India revenues, which includes fee-based and online advertising revenues, grew 31% for the quarter, while our global revenues grew 25% for the quarter, in each case over the same quarter last year. The services underlying our core India ad business namely News, MyPage, Moneywiz, Mail and video sharing showed good growth as measured by comScore Media Metrix and internal sources. Our India active user base as measured by comScore Media Metrix grew 38% year on year which was higher than the market growth.
The recently announced government recommendations for publicly funded optical fibre networks and the rollout plans for 3G wireless services announced by multiple operators augurs well for the growth of the internet industry in India where the growth of users have been slow so far.
“We believe the revenue growth in the Indian internet industry will come through adoption of internet services by small and medium business broadly located in 200 odd towns across the country and our future success depends on how well we can design and deliver the services to these small businesses. In our portfolio of products in this direction are our mobile mail service Rediffmail NG, Local and affordable TV ads and social networking initiative MyPage. To each of these services we bring long years of experience a deep management team and robust platforms; and in addition we are now deploying a CRM system. However, each presents different challenges in technology and customer acquisition and our efforts are focused in addressing the same.” said Ajit Balakrishnan, Chairman and CEO of Rediff.com.
The Company expects to continue to invest $1.0 – $1.5 million per quarter throughout the fiscal year in product development and brand building to continue the momentum in user growth and to enhance the user experience on Rediff.com.
The Company’s cash balance stood at $39 million, inclusive of interest accrued, as of December 31, 2010, which provides sufficient working capital to meet its liquidity needs and to execute on its strategy, including investments in product development, sales diversification and the entrance into new markets.
Further details of Rediff.com’s results for the third fiscal quarter ended December 31, 2010 are appended in tabular form to this press release. A script of the earnings result conference call held on January 25, 2011 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.
Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.
TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED DECEMBER 31, 2010
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended December 31
	2010	2009
Revenues
India Online	4.77	3.63
US Publishing	1.13	1.10
Total Revenues	5.90	4.73

Cost of Revenues *	(2.76)	(2.46)

Gross Margin	3.14	2.27
Gross Margin %	53%	48%

Operating Expenses *	(4.86)	(3.40)

Operating EBITDA	(1.72)	(1.13)

Depreciation / Amortization	(0.84)	(1.38)

Interest Income	0.94	0.97

Impairment of long lived assets	—	(0.03)

Foreign Exchange Gain/ (Loss)	—	0.05

Equity in net loss of equity method investee	(0.18)	(0.11)

Net loss before income taxes	(1.80)	(1.63)

Tax	—	(0.01)

Net loss	(1.80)	(1.64)

Net loss per ADS (in US dollars)	(0.065)	(0.056)

	Quarter ended December 31
	2010	2009

Net loss per ADS (in US dollars) diluted	(0.065)	(0.056)

Weighted average ADS Outstanding (in millions)	27.60	29.23

* Stock based Compensation included in:
Cost of revenue	0.02	0.03
Operating expenses	0.38	0.24
Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•
Costs of revenue presented in the statement of operations for the quarters ended December 31, 2010 and 2009 includes internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) incurred for the operation of the Rediff website; these costs were earlier included as part of Operating expenses.

•
During the Fiscal year ended March 31, 2010 the company established a ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). During the quarter ended December 31, 2010 Trust purchased an additional 265,000 shares (equivalent to 530,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•	During the quarter ended December 31, 2010 the Company completed the acquisition of Vubites India Private Limited and consolidated its result of operations.
Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:
RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED DECEMBER 31, 2010
(All figures are in US$ million)

	Quarter ended December 31
	2010	2009

Operating EBITDA (Non GAAP)	(1.72)	(1.13)

Depreciation / Amortization	(0.84)	(1.38)

Interest Income	0.94	0.97

Impairment of long-lived assets	—	(0.03)

Foreign Exchange Gain/ (Loss)	—	(0.05)

Equity in net loss of equity method investee	(0.18)	(0.11)

Net loss before income taxes	(1.80)	(1.63)

Tax	—	(0.01)

Net loss (GAAP)	(1.80)	(1.64)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:
RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED DECEMBER 31, 2010
(All figures are in US$ million)

	Quarter ended December 31
	2010	2009

Operating Expenses (GAAP)	5.70	4.78

Depreciation/Amortization	(0.84)	(1.38)

Operating Expense (Non-GAAP)	4.86	3.40
For further details contact:
Mandar Narvekar
Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-24449144 Extn 138
Email: investor@rediff.co.in
Glenn Wiener and Jay Morakis
GW Communications (U.S.A.)
Tel. 212.786.6011 / 212.786.6037
Email: gwiener@GWCco.com / jmorakis@GWCco.com